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                                                                    EXHIBIT 99.6
                                                           [English Translation]
                                                                  March 28, 2003

                              HANARO TELECOM, INC.

                      COMPOSITION OF THE BOARD OF DIRECTORS

Pursuant to Article 25 of the Regulation on Securities Listing on the Korea Securities Dealers Association Automated Quotation Market, Hanaro Telecom, Inc. ("the Company") discloses the composition of its board of directors as follows:

Company    Hanaro Telecom, Inc.    Representative Director     In Haeng Lee

Type of       Appointment of outside     Date    March 28, 2003     Date of       March 28, 2003
disclosure    director and member of                                submission
              audit committee



                        Description                                  Number of persons/Ratio
                        -----------                                  -----------------------

Board of directors      Total number of directors (a=b+c+d)                       11
                        Standing director (b)                                      2
                        Non-standing/Non-outside directors (c)                     2
                        Outside directors (d)                                      7
                        Ratio of outside directors (d/a) (%)                      63.6

Outside director        Total number of members (a)                                4
nomination committee    Members who are outside directors (b)                      3
                        Ratio of outside directors (b/a) (%)                      75.0

Auditor                 Standing auditor                                           -
                        Non-standing auditor                                       -

Audit committee         Total number of members (a)                                4
                        Members who are outside directors (b)                      4
                        Ratio of outside directors (b/a) (%)                     100

                        Chairman                                       Name   Yong Hwan Kim
                                                                              (Outside director)
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